UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Departure of Directors; Appointment of Directors

Effective on March 18, 2026, Yuan Gao resigned from his position as a member of the board of directors (the “Board”) of Eason Technology Ltd. (the “Company”). Mr. Yuan Gao’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

As previously disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission on March 18, 2026, Haitao He (“Mr. He”) was elected as a director of the Company subject to renewal at the Company’s next annual general meeting. The Board has determined that Mr. He qualifies as an independent director under the NYSE American LLC Company Guide. Mr. He will receive a monthly compensation of $10,000 for his service as a director of the Board, pursuant to the offer letter between Mr. He and the Company (the “Offer Letter”).

Mr. Haitao He is a pharmaceutical industry professional with 10+ years of experience in marketing, sales channel development, and business operations. He previously served as Marketing Manager at Sichuan Datong Xinhong Pharmaceutical Group, expanding networks across agents, hospitals, and pharmacies. Since 2019, he has been General Manager of Midou Industry (Shanghai) Co., Ltd., where he built a pharmaceutical e-commerce platform, expanded domestic and overseas supply channels, and developed an end-to-end pharmaceutical circulation supply chain. Mr. He holds a Bachelor of Science in Pharmacy from Chengdu Medical College in 2013.

There is no family relationship between Mr. He and any of our other officers and directors.

The foregoing description of the Offer Letter is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the term of the Offer Letter attached hereto as Exhibits 4.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
4.1	Form of the Offer Letter

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: March 19, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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